UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    Form 12b-25               SEC FILE NUMBER
                                                                  0-22558
                            NOTIFICATION OF LATE FILING        CUSIP NUMBER
                                                                  465916

(Check One):     [ ] Form 10-K     [ ] Form 20-F     [ ] Form 11-K
                 [X] Form 10-Q     [ ] Form N-SAR

     For Period Ended:    March 31, 1996
                          -----------------------------------

     [  ]     Transition Report on Form 10-K
     [  ]     Transition Report on Form 20-F
     [  ]     Transition Report on Form 11-K
     [  ]     Transition Report on Form 10-Q
     [  ]     Transition Report on Form N-SAR

     For the Transition Period Ended:
                                      --------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Iwerks Entertainment, Inc.
- - -----------------------------------------------------------------------------
(Full Name of Registrant)

- - -----------------------------------------------------------------------------
(Former Name if Applicable)

4540 West Valerio Street
- - -----------------------------------------------------------------------------
(Address of Principal Executive Office (Street and Number))

Burbank, California 91505-1046
- - -----------------------------------------------------------------------------
(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a)  The reasons described in reasonable detail in Part III of this
      |        form could not be eliminated without unreasonable effort or
      |        expense;
      |   (b)  The subject annual report, semi-annual report, transition
      |        report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[ X]  |        thereof, will be filed on or before the fifteenth calendar day
      |        following the prescribed due date; or the subject quarterly
      |        report of transition report on Form 10-Q, or portion thereof
      |        will be filed on or before the fifth calendar day following
      |        the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Registrant has experienced delays in compiling the information necessary to complete the preparation of its financial statements.


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


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Guy Heyl                               818                 841-7766
- - --------------------------------     -----------     -------------------------
          (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                        [ X ] Yes   [   ] No

- - -----------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ X ] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See attached press release.
- - -----------------------------------------------------------------------------
                            Iwerks Entertainment, Inc.
                --------------------------------------------------------
                     (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    May 14, 1996                  By: /s/Guy Heyl
     ---------------------------         ---------------------------
                                         Guy Heyl, Vice President of
                                         Finance and Accounting


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

                 ATTACHMENT - PRESS RELEASE

                    April 30, 1996, Tuesday

HEADLINE: Iwerks Entertainment reports third consecutive quarterly profit

DATELINE: BURBANK, Calif.

BODY:
     April 30, 1996--Iwerks Entertainment Inc. (NASDAQ NM:IWRK) Tuesday announced the highest quarterly revenue in the company's history and the third consecutive quarterly profit for the quarter ended March 31, 1996.

     Revenues for the fiscal 1996 third quarter rose 28 percent to $13.8 million compared with $10.8 million for the third quarter of fiscal 1995. For a third consecutive quarter, the company reported increased net income of $1.4 million, or $.12 per share, a $10 million improvement over the net loss of $8.6 million, or $.85 per share, for the same period last year.

     For the first nine months of fiscal 1996, revenues rose 14 percent to $37.1 million compared with $32.5 million for the first nine months of fiscal 1995. Net income for the nine-month period advanced $12.7 million to $2.1 million, or $.18 per share, vs. a net loss of $10.5 million, or $1.05 per share, for the same period of the previous year.

     The rise in revenues was primarily due to increased sales of theatre systems and the additional portable simulation theatres put into operation this fiscal year. The company's improved profitability resulted from the increased revenues derived from portable touring theatres, improved profit margins from hardware and film licensing sales, and overall cost reductions. In addition, comparable periods in the prior year were adversely impacted by significant write-downs in the carrying value of certain assets and a one-time restructuring charge.

     Co-chairman of the board and CEO Roy A. Wright expressed satisfaction with the progress made under the company's new management. "Today's third-quarter revenues and earnings are a result of a strategic plan set into place many months earlier," he said. "Three consecutive quarterly profits offer validation that we are on the right track and that our company's turnaround is real."

     Iwerks Entertainment is the world's leading producer of high-tech, multi-sensory experiences such as ride simulation, giant- screen theatres, and other immersive attractions for the location based entertainment (LBE) market. Founded in 1986 in Burbank, Iwerks Entertainment has installed more than 250 attractions worldwide. Recently, Iwerks forged strategic alliances with Bass Leisure plc and Hoyts Corp. Clients include AT&T, Paramount Parks, Six Flags Theme Parks and MGM Grand Casino.



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


     With the exception of the historical information, the matters discussed above include forward-looking statements that involve risks and uncertainties. Among the important factors that could cause actual results to differ from those indicated in the forward-looking statements are costs of sales and the ability of the company to maintain pricing at a level necessary to maintain gross profit margins; the level of selling, general and administrative costs; the performance by the company under its existing purchase and sponsorship contracts, and the ability to obtain new contracts; the success of the company's owned-and-operating strategy; the success of the company's film software; and the effects of competition. These and other risk factors are discussed in the company's recent filings on Form 8-K, 10-Q and 10-K.

                  IWERKS ENTERTAINMENT INC.
                     Financial Highlights
                  Fiscal 1996 Third Quarter
               (in 000s, except per-share data)

CONSOLIDATED INCOME STATEMENT INFORMATION

                        Three Months Ended   Nine Months Ended
                              March 31,           March 31,
                           1996      1995      1996      1995
                         _______    ______    ______    ______

Revenue                 $13,825    $10,838    $37,128   $32,547
Costs and Expenses:
Cost of Sales             7,642     12,201     21,601    25,345
SG&A                      4,921      7,125     13,742    17,321
Research & Development      110        187        269       716
  Total Costs            12,673     19,513     35,612    43,382

Interest Income, Net        226         64        607       289
Net Income (Loss)       $ 1,378    $(8,611)   $ 2,123  $(10,546)
Net Income (Loss) per
   Common Share          $ 0.12    $ (0.85)    $ 0.18   $ (1.05)
Weighted Average Shares
   Outstanding           11,893     10,121     11,612    10,051

CONSOLIDATED BALANCE SHEET INFORMATION

                                        March 31,          June 30,
                                          1996               1995
                                        _________          ________
Assets:
Current Assets and Investment
  in Debt Securities                      $36,308           $32,400
Properties, Net                            16,533            20,093
Goodwill                                   17,586            18,265
Other Assets                                  743               868
  Total Assets                            $71,170           $71,626

Liabilities & Stockholders' Equity:
Current Liabilities                       $15,615           $19,122
Long-Term Liabilities                         975             2,130
Stockholders' Equity                       54,580            50,374
   Total Liabilities &
       Stockholders' Equity                71,170            71,626


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